FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 9, 2014

Barclays PLC and Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-190038) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110 AND 333-195098) AND FORM F-3 (333-195645) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: May 9, 2014	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: May 9, 2014	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

8 May 2014

Barclays PLC

Barclays announces Group Strategy Update

Barclays Chief Executive Officer Antony Jenkins and Group Finance Director Tushar Morzaria will today update investors on the results of the Group Strategy Review. This will outline the path to deliver the Transform objective of a sustainable return on equity above the cost of equity in a changed regulatory and economic environment. As a result of these changes, our determination to become the ‘Go-To’ bank for our clients and customers remains, but how we achieve that goal has to take account of the new environment.

Barclays will be repositioned, simplified and rebalanced to improve returns significantly.

Barclays will be a focused international bank, with four core businesses:

1.	Personal and Corporate Banking: a combination of most of our leading UK Retail, Corporate and Wealth businesses to take advantage of infrastructure cost synergies to deliver good returns

2.	Barclaycard: a high returning business with strong and diversified international growth potential

3.	Africa Banking: a longer term growth business with distinct competitive advantages

4.	Investment Bank: an origination led and returns focused business, delivering Banking, Equities, Credit and certain Macro products to our clients in a more capital efficient way

Barclays today also announces the creation of Barclays Non-Core. This unit groups together those assets which do not fit the strategic objectives or returns criteria underlying the Strategy Review. Barclays will look to exit or run down these assets over time. Barclays Non-Core consists of c.£115bn of RWAs (including £59bn of Transform Exit Quadrant Assets held at year end 2013) with associated leverage exposure of c.£400bn, comprising:

•	c.£90bn of Investment Bank RWAs, including non-standard FICC derivatives, non-core commodities and specific emerging markets products

•	c.£16bn of Europe retail RWAs, representing the entirety of the business, reflecting its non-strategic nature to Barclays

•	c.£9bn of certain Corporate, Barclaycard and Wealth RWAs

Barclays is targeting a reduction in non-core RWAs to c.£50bn, and leverage exposure to c.£180bn, by the end of 2016, with the drag on Group Return on Equity reduced to <3% (of which c.50 bps represents Europe retail), down from c.6% in 2013. Preservation of net tangible asset value will be a priority as Barclays seeks to reduce the return on equity drag from the non-core unit. Barclays also expects to be able to accrete capital at the Group level over the period to 2016.

As a consequence of these changes, Barclays will become significantly more balanced and in turn able to deliver higher, more sustainable returns through the cycle. The core businesses account for c.£320bn of 2013 RWAs, with the core Investment Bank expected to represent no more than 30% of the Group total by 2016, compared to just over 50% now. Personal and Corporate Banking, Barclaycard and Africa Banking account for the majority of the Group’s RWAs in core Barclays. Plans for the Investment Bank will result in gross headcount reductions of around 7,000 by 2016 across core and non-core. The overall 2014 Group gross headcount reduction has been increased to 14,000.

Antony Jenkins said:

“This is a bold simplification of Barclays. We will be a focused international bank, operating only in areas where we have capability, scale and competitive advantage.

In the future, Barclays will be leaner, stronger, much better balanced and well positioned to deliver lower volatility, higher returns, and growth.

My goal is unchanged: to create a Barclays that does business in the right way, with the right values, and delivers the returns that our shareholders deserve. However, the way in which we will achieve this is different.

Today we are setting out how we will reach that goal and create the ‘Go-To’ bank for our customers and clients, our colleagues and our shareholders.”

Targets

Due to these changes, it is appropriate to update the key financial objectives of the Group. The new set of financial targets for 2016 is:

Group:

•	Fully Loaded CRD IV CET1 Ratio >11.0%

•	Leverage Ratio >4.0%

•	Dividend Payout 40-50%

Core:

•	Return on average Equity >12%

•	Adjusted Operating Expenses <£14.5bn

Barclays Non-Core:

•	Drag on Group Return on Equity <3%

As a result of these planned actions, we expect to incur a further £800m of costs to achieve Transform (CTA), in addition to the original £2.7bn announced in February 2013. As we transition to the 2016 cost target of <£14.5bn for the core business (£16.2bn in 2013), we have also updated our Group cost guidance to c.£17bn in 2014 and c.£16.3bn in 2015 (plus associated CTA of c.£1.6bn in 2014 and c.£0.5bn in 2015).

Dividend guidance remains as previously communicated, namely an expected payout of 40% of the Group’s adjusted earnings until the CET1 ratio is above 10.5% as we transition to the 2016 targets.

The presentation and webcast will be available from 10:00 BST: barclays.com/investorrelations

Restated financial information for the Group and individual businesses under the new management structure will be available in advance of the Interim Results Announcement on 30 July 2014.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays PLC’s and its subsidiaries’ (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.